Filed Pursuant to Rule 424(b)(5)
Registration No. 333-274971

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 10, 2025 and

Prospectus Supplement dated March 10, 2025)

Up to $200,000,000

FuelCell Energy, Inc.

Common Stock

This prospectus supplement (“Prospectus Supplement No. 1”) amends and supplements the information in the prospectus supplement dated March 10, 2025 (the “Prospectus Supplement”) relating to the offer and sale of shares of our common stock, $0.0001 par value per share (“common stock”), pursuant to an Open Market Sale AgreementSM (as amended, the “Sales Agreement”) with Jefferies LLC, B. Riley Securities, Inc., Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., Canaccord Genuity LLC, Citigroup Global Markets Inc. and Loop Capital Markets LLC, as sales agents (the “Sales Agents”).

On December 30, 2025, we entered into an amendment to the Sales Agreement to increase the amount of shares of common stock that may be sold under the Sales Agreement to $200,000,000 (exclusive of any sales made prior to the date of the amendment). Accordingly, as of the date of this Prospectus Supplement No. 1, shares of our common stock having an aggregate offering price of up to $200,000,000 are available for offer and sale pursuant to the Sales Agreement, the Prospectus Supplement and this Prospectus Supplement No. 1, which we may offer and sell from time to time through the Sales Agents, acting as our sales agents, or directly to the Sales Agents, acting as principals.

This Prospectus Supplement No. 1 is not complete without and may only be delivered or utilized in connection with the Prospectus Supplement, the accompanying base prospectus, and any future amendments or supplements thereto.

Our common stock is listed on The Nasdaq Global Market under the symbol “FCEL.” On December 29, 2025, the last reported sale price for our common stock was $8.16 per share.

Investing in our common stock involves a high degree of risk. You should read the Prospectus Supplement and the accompanying prospectus carefully before you make your investment decision. See “Risk Factors” beginning on page S-6 of the Prospectus Supplement, as well as the documents we file with the Securities and Exchange Commission that are incorporated by reference in the Prospectus Supplement and in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus Supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Jefferies	B. Riley Securities	Barclays	BMO Capital Markets

BofA Securities	Canaccord Genuity	Citigroup	Loop Capital Markets

The date of this Prospectus Supplement No. 1 is December 30, 2025.